UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MINRAD INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60443P103

(CUSIP Number of Class of Securities)

Jeffrey A. Welikson

Corporate Secretary

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas, 42nd Floor

New York, NY 10020

(212) 526-0858

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

May 6, 2008

(Date of Event which required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60443P103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Holdings Inc. 13-3216325
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,894,330 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,894,330 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,894,330 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (2)
14.	TYPE OF REPORTING PERSON: HC/CO

(1)

Consists of 4,670,296 shares of Common Stock and 224,034 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes. Excludes 3,549,551 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes because the terms of the 8% Senior Secured Convertible Notes contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)

Based on 48,768,266 shares of Common Stock outstanding as of March 31, 2008, as reported in the Proxy Statement filed on April 21, 2008, and 224,034 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes.

CUSIP No. 60443P103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Inc. 13-2518466
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,894,330(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,894,330(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,894,330(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (2)
14.	TYPE OF REPORTING PERSON: BD/CO

(1)

Consists of 4,670,296 shares of Common Stock and 224,034 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes. Excludes 3,549,551 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes because the terms of the 8% Senior Secured Convertible Notes contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)

Based on 48,768,266 shares of Common Stock outstanding as of March 31, 2008, as reported in the Proxy Statement filed on April 21, 2008, and 224,034 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes.

CUSIP No. 60443P103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LB I Group Inc. 13-2741778
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 367,784 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 367,784 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,784 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14.	TYPE OF REPORTING PERSON: CO

(1)

Consists of 143,750 shares of Common Stock and 224,034 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes. Excludes 3,549,551 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes because the terms of the 8% Senior Secured Convertible Notes contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)

Based on 48,768,266 shares of Common Stock outstanding as of March 31, 2008, as reported in the Proxy Statement filed on April 21, 2008, and 224,034 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes.

ITEM 1.    SECURITY AND ISSUER

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Minrad International, Inc., a Delaware corporation (“Minrad”). The address of the principal executive offices of Minrad is 50 Cobham Drive, Orchard Park, New York 14127.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed on behalf of the following Reporting Persons:

Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”)

745 Seventh Avenue

New York, NY 10019

Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients. Holdings is the direct 100% parent of Lehman Brothers Inc.

Lehman Brothers Inc., a Delaware corporation (“LBI”)

745 Seventh Avenue

New York, NY 10019

LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings.

LB I Group Inc. (“LB I Group”)

399 Park Avenue

New York, NY 10022

LB I Group is a wholly-owned subsidiary of LBI.

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the shares of Common Stock reported herein was approximately $18,772,851. The purchase price of the Note, as defined below, was $10 million. The source of the funds employed to pay the aggregate purchase price for the Common Stock and Note was the general working capital of LBI and LB I Group, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired its position in Minrad Common Stock and the Note (as defined below) for investment purposes in the ordinary course of business.

On May 6, 2008, pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), by and among Minrad, LB I Group and certain other parties thereto (the “Investors”), LB I Group purchased a Senior Secured Convertible Note, in the principal amount of $10,000,000 (the “Note”). The Note has an initial conversion price of $2.65 per share and, therefore, is convertible into 3,773,585 shares of Common Stock (without giving effect to the Blocker, as defined below). LB I Group may not convert any portion of the Note to the extent that after giving effect to such conversion, LB I Group and its affiliates, collectively, would beneficially own in excess of 9.99% of the shares of Common Stock outstanding (the “Blocker”), as calculated in accordance with the rules and regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to the Blocker and based on the Reporting Persons’ current beneficial ownership of Minrad Common Stock as disclosed in this Schedule 13D, LB I Group would be permitted to convert a portion of the Note into 224,034 shares of Common Stock, while the remaining portion of the Note would not be convertible.

The Note is secured by a security interest in all of Minrad’s assets, sixty-five percent (65%) of the share and equity interests of each of Minrad’s non-U.S. subsidiaries and the share, equity interests and assets of each of Minrad’s U.S. subsidiaries, as evidenced by (i) a Security Agreement, dated May 5, 2008, by and between Minrad and LB I Group, as collateral agent for the Investors (the “Security Agreement”), (ii) an Open-Ended Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated May 5, 2008, by and between Minrad and LB I Group, as collateral agent for the Investors (the “Mortgage”) and (iii) the guaranties of Minrad’s U.S. subsidiaries to LB I Group, as collateral agent for the Investors (the “Guaranty” and, together with the Mortgage, the Security Agreement, the “Security Documents”).

LBI, an affiliate of LB I Group, acted as the exclusive placement agent on behalf of Minrad in connection with the sale of the Notes and received a customary fee.

Concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement, Minrad and the Investors entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Minrad agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Note under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

The Securities Purchase Agreement, the Registration Right Agreement, the Note, and the Security Documents (collectively, the “Transaction Documents”), copies of which are referenced, respectively, as Exhibits in Item 7 below, are incorporated herein by reference.

For so long as LB I Group or any of its affiliates, collectively, own $10,000,000 in principal amount of the Notes (the “Board Designee Period”), and subject to limitations, if any, imposed by stock exchange rules in effect from time to time, pursuant to the terms of the Securities Purchase Agreement, Minrad is required to cause one (1) person designated by LB I Group to be nominated for election at every meeting of the stockholders of Minrad held after May 14, 2008 called with respect to the election of members of the board of directors of Minrad, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders or the board of directors with respect to the election of members of Minrad’s board of directors.

If at any time during the Board Designee Period, a representative of LB I Group is not a member of the board of directors of Minrad for any reason, pursuant to the terms of the Securities Purchase Agreement, LB I Group has the right to appoint one non-voting representative to the board of directors of Minrad (the “Observer”) to serve until such vacancy is filled. The initial Observer designated by LB I Group is Jeffrey Ferrell, a senior vice president of LB I Group.

On February 13, 2008, the Reporting Persons filed a Schedule 13G pursuant to Rule 13d-1(b) under the Exchange Act with respect to 4,646,983 shares of Common Stock beneficially owned. The Reporting Persons are filing this Schedule 13D pursuant to the requirements of Rule 13d-1(e) under the Exchange Act because of LB I Group’s current right to designate a person for nomination to Minrad’s board of directors.

The Reporting Persons review their holdings in Minrad on an ongoing basis. Depending on such review, each of the Reporting Persons may make additional purchases or sales of Minrad’s securities in the future. Additional transactions, if any, in Minrad’s securities will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of Minrad. In addition, the Reporting Persons may engage, from time to time, in discussions with Minrad and other stockholders of Minrad concerning Minrad and its business.

Except as otherwise described herein, none of the Reporting Persons or the persons listed on Appendix A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See Items 11 and 13 of the cover page for each Reporting Person.

(b)	See Items 7 through 9 of the cover page for each Reporting Person.

LBI is the actual owner of 4,526,546 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of Common Stock owned by LBI.

LB I Group is the actual owner of 143,750 shares of Common Stock reported herein and the Note, which is currently convertible into 224,034 shares of Common Stock pursuant to the Blocker.

Under the rules and regulations of the Securities and Exchange Commission, Holdings and LBI may be deemed to be the beneficial owners of the shares of Common Stock and Note owned by LB I Group.

(c)

Except as disclosed below, the Reporting Persons and, to the best knowledge of the Reporting Persons, the persons listed in Appendix A hereto have not effected any transactions within the past 60 days.

On March 25, 2008, LBI purchased 1,546 shares of Common Stock on the open market at a price of $2.44 per share.

As reported in the Current Report on Form 8-K filed by Minrad on May 6, 2008, Minrad issued $40 million in principal amount of Senior Secured Convertible Notes on May 6, 2008 pursuant to a private placement. As described above in Item 4, LB I Group was a purchaser in this private placement and purchased a Note in the principal amount of $10 million, which is currently convertible into 224,034 shares of Common Stock pursuant to the Blocker. The purchase price of the Note was $10 million.

(d)

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 4 above, in connection with the issuance of the Note, on May 5, 2008, Minrad and the Investors entered into the Transaction Documents, copies of which are referenced, respectively, as Exhibits in Item 7 below.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of Minrad.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filer Agreement of the Reporting Persons dated May 15, 2008

Exhibit 2	Securities Purchase Agreement, dated May 5, 2008 (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Minrad on May 6, 2008)

Exhibit 3

Security Agreement, dated May 5, 2008, by and between Minrad and LB I Group, as collateral agent for the Investors (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Minrad on May 6, 2008)

Exhibit 4

Open-Ended Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated May 5, 2008 by and between Minrad and LB I Group, as collateral agent for the Investors (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Minrad on May 6, 2008)

Exhibit 5	Guaranty, dated May 5, 2008 (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Minrad on May 6, 2008)

Exhibit 6	Registration Rights Agreement, dated May 5, 2008 (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Minrad on May 6, 2008)

Exhibit 7	Form of Senior Secured Convertible Note (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Minrad on May 6, 2008)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2008

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ Gwen J. Zeisler
------------------------------------------------
Name: Gwen J. Zeisler
Title:	Vice President

LEHMAN BROTHERS INC.

By: /s/ Gwen J. Zeisler
------------------------------------------------
Name: Gwen J. Zeisler
Title:	Vice President

LB I GROUP INC.

By: /s/ Gwen J. Zeisler
------------------------------------------------
Name: Gwen J. Zeisler
Title:	Vice President

APPENDIX A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS
MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby's Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR.

Chairman and Chief Executive Officer

SIR CHRISTOPHER GENT

Non-Executive Chairman of GlaxoSmithKline plc.

ROLAND A. HERNANDEZ

Retired Chairman and Chief Executive

Officer of Telemundo Group, Inc.

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

HENRY KAUFMAN President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LB I GROUP INC.

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

ERIN M. CALLAN	Lehman Brothers Holdings Inc.
Chief Financial Officer & Global Controller	745 Seventh Avenue
New York, NY 10019

MARTIN KELLY	Lehman Brothers Holdings Inc.
Managing Director	745 Seventh Avenue
New York, NY 10019

LB I GROUP INC.

EXECUTIVE OFFICERS

NAME / TITLE	BUSINESS ADDRESS

ERIN M. CALLAN	Lehman Brothers Holdings Inc.
Chief Financial Officer & Global Controller	745 Seventh Avenue
New York, NY 10019

MARTIN KELLY	Lehman Brothers Holdings Inc.
Managing Director	745 Seventh Avenue
New York, NY 10019

All above individuals are citizens of the United States.

APPENDIX B

From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, FINRA, NYSE and state securities regulators. Lehman Brothers routinely cooperates freely with such investigations. The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business. Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case. All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm’s Form BD, each of which is on file with the Securities and Exchange Commission.